                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  -----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)1

                                 Chile Fund Inc.
            -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            -------------------------------------------------------
                         (Title of Class of Securities)

                                    168834109
            -------------------------------------------------------
                                 (CUSIP Number)

                               September 30, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [X] Rule 13d-1(b)
        [_] Rule 13d-1(c)
        [_] Rule 13d-1(d)



-----------------------

     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   CUSIP No. 168834109                 13G                  Page 2 of 4 Pages
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    1.     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    President and Fellows of Harvard College
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                                                              (a)          [_]
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (b)          [_]
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    3.     SEC USE ONLY

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    4.     CITIZENSHIP OR PLACE OF ORGANIZATION

                    Massachusetts
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                      5.    SOLE VOTING POWER
       NUMBER OF                     1,521,300 shares
        SHARES     -------------------------------------------------------------
     BENEFICIALLY     6.    SHARED VOTING POWER
       OWNED BY                      ----
         EACH      -------------------------------------------------------------
       REPORTING      7.    SOLE DISPOSITIVE POWER
        PERSON                       1,521,300 shares
         WITH      -------------------------------------------------------------
                      8.    SHARED DISPOSITIVE POWER
                                     ----
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    9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,521,300 shares
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   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           [_]
           CERTAIN SHARES*
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   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                             10.7%
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   12.     TYPE OF REPORTING PERSON*
                             EP
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
                                  ------------

Item 1(a)      Name of Issuer:
                         Chile Fund Inc.

     1(b)      Address of Issuer's Principal Executive Offices:
                         One Citicorp Center
                         57th Floor
                         153 East 53rd Street
                         New York, NY  10022

Item 2(a)      Name of Person Filing:
                         President and Fellows of Harvard College

     2(b)      Address of Principal Business Office or, if none, Residence:
                     c/o Harvard Management Company, Inc.
                         600 Atlantic Avenue
                         Boston, MA  02210

     2(c)      Citizenship:
                         Massachusetts

     2(d)      Title of Class of Securities:
                         Common Stock

     2(e)      CUSIP Number:
                         168834109

Item 3 The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4         Ownership:

     4(a)      Amount beneficially owned:
                         1,521,300 shares

     4(b)      Percent of Class:
                         10.7%

     4(c)      Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:
                         1,521,300 shares


                               Page 3 of 4 Pages

               (ii)  shared power to vote or to direct the vote:

                                    ---------

               (iii) sole power to dispose or to direct the disposition of:
                                    1,521,300 shares

               (iv)  shared power to dispose or to direct the disposition of:

                                    --------

Item 5         Ownership of Five Percent or Less of a Class:
                         Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
                         Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
                         Not Applicable.

Item 8         Identification and Classification of Members of the Group:
                         Not Applicable.

Item 9         Notice of Dissolution of Group:
                         Not Applicable.

Item 10        Certification:

               By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                           PRESIDENT AND FELLOWS OF HARVARD
                                           COLLEGE


                                           By: /s/ Michael S. Pradko
                                              -------------------------------
                                              Name:   Michael S. Pradko
                                              Title:  Authorized Signatory

October 18, 1999


                               Page 4 of 4 Pages